Filed By: Alabama National BanCorporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Cypress Bankshares, Inc.

THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF ALABAMA NATIONAL BANCORPORATION WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF CYPRESS BANKSHARES, INC. WITH RESPECT TO THE ACQUISITION (AS DEFINED BELOW) AND THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE CONTAINED IN THE REGISTRATION STATEMENT.

On October 15, 2003, Alabama National Bancorporation (“ANB”) and Cypress Bankshares, Inc. (“Cypress”) issued a joint press release announcing the proposed acquisition (the “Acquisition”) of Cypress by ANB.

A copy of the joint press release dated October 15, 2003, pertaining to the Acquisition is being filed as Appendix A to this report, and is incorporated herein by reference.

APPENDIX A

ALABAMA NATIONAL BANCORPORATION ANNOUNCES

ACQUISITION OF CYPRESS BANKSHARES, INC. OF PALM COAST, FLORIDA –

TO DISCUSS DURING QUARTERLY EARNINGS CONFERENCE CALL

ON OCTOBER 16

FOR IMMEDIATE RELEASE – Birmingham, AL (October 15, 2003) Alabama National BanCorporation (NASDAQ/NMS: ALAB) (“ANB”), headquartered in Birmingham, Alabama, and Cypress Bankshares, Inc. of Palm Coast, Florida (“Cypress”), today announced the signing of a definitive agreement providing for the acquisition of Cypress by ANB. Under the agreement, Cypress shall be merged with and into ANB, and Cypress’s bank subsidiary, Cypress Bank, will become a wholly owned subsidiary of ANB. Following the acquisition, Cypress Bank will continue to operate under its existing name, management, and board of directors. The acquisition is subject to regulatory approval, Cypress shareholder approval, and certain other conditions. ANB expects the transaction to close sometime in the first quarter of 2004.

John H. Holcomb, III, Chairman of the Board and CEO of ANB, Bruce Page, CEO of Cypress, and Jim Weite, President of Cypress jointly announced the agreement.

“We are fortunate to have Cypress Bank join our organization. Its history of excellent service and community banking in Flagler County, Florida, fits well with Alabama National BanCorporation’s overall growth strategy,” Holcomb stated. “We believe its employees, customers and market presence will be an excellent addition to our company. It will also increase our presence in Florida to approximately $900 million in assets. Cypress Bank’s management and employees have done an outstanding job of growing the bank from de novo status to $110 million in assets in less than five years,” Holcomb concluded.

“We are pleased to join the Alabama National family of community banks,” said Weite. “ANB’s philosophy of local decision making makes Alabama National an excellent partner for Cypress. We will continue to grow our bank with personalized customer service and expanded products and services available to us with Alabama National.”

ANB is a bank holding company operating 69 locations through twelve bank subsidiaries in Alabama, Florida and Georgia. The largest subsidiary for the holding company is Birmingham-based National Bank of Commerce (NBC). Other Alabama subsidiaries include: First American Bank in Decatur/Huntsville, Athens and Auburn/Opelika; First Citizens Bank in Talladega; Bank of Dadeville; Alabama Exchange Bank in Tuskegee and First Gulf Bank in Baldwin County. Florida subsidiaries are: Citizens & Peoples Bank, N.A. in Pensacola; Community Bank of Naples, N.A.; Millennium Bank in Gainesville; Peoples State Bank in Groveland; and Public Bank in metropolitan Orlando and Vero Beach. ANB has one subsidiary in Georgia, Georgia State Bank in metropolitan Atlanta. ANB provides full banking services to individuals and businesses. Brokerage services are provided to customers through NBC’s wholly owned subsidiary, NBC Securities, Inc. Investments are not bank guaranteed, not FDIC insured and may lose value. Insurance services are provided through ANB Insurance Services, Inc., a wholly owned subsidiary of First American Bank.

Alabama National BanCorporation common stock is traded on the NASDAQ National Market System under the symbol “ALAB.”

Cypress has assets of approximately $110 million. Founded in 1999, Cypress Bank serves its customer base through two offices located in Palm Coast and Flagler Beach, Florida.

Under the terms of the agreement, ANB will issue approximately 520,000 in total ANB common shares and share equivalents to Cypress shareholders, or approximately 0.6412 ANB common shares for each Cypress share. This exchange ratio could fluctuate upward within certain limits upon a decrease in the market price of ANB stock between now and closing. In addition, Cypress shareholders will have the option to elect to receive cash for up to 10% of the total consideration.

Alabama National will discuss this acquisition as part of its third quarter earnings conference call, scheduled for 9:00 a.m. central time Thursday, October 16, 2003. A listen-only simulcast and replay of Alabama National’s conference call will be available on-line at the following Internet links: www.alabamanational.com, under “In The News,” or www.viavid.net, on October 16, beginning at 9:00 a.m. Central Time. The on-line replay will follow immediately and continue for 30 days.

Persons who do not have Internet access may dial 800-938-1464 to listen to the call at 9:00 a.m. Central Time on October 16. A telephonic replay will be available through November 15, by dialing 800-642-1687 and entering Passcode 2966848.

Shareholders of Cypress are advised to read the proxy statement/prospectus regarding the proposed transaction when it is delivered to them because it will contain important information. The proxy statement/prospectus will be filed in conjunction with a registration statement to be filed with the Securities and Exchange Commission by ANB. The shares to be offered by ANB to Cypress shareholders may not be sold nor may any offers to buy be accepted prior to the time the registration statement containing the proxy statement/prospectus becomes effective. Copies of the proxy statement/prospectus, when available, can be obtained at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus, when available, can also be obtained, without charge, by directing a request to Alabama National BanCorporation, 1927 First Avenue North, Birmingham, Alabama 35203, Attention: Lowell A. Womack, Jr. (205-583-3654).

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This press release contains forward-looking statements as defined by federal securities laws. Statements contained in this press release which are not historical facts are forward-looking statements. Such statements include the parties’ expected closing date of this transaction, which is subject to certain conditions. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. ANB undertakes no obligation to update these statements following the date of this press release. In addition, ANB, through its senior management, may from time to time make forward-looking public statements concerning the matters described herein. Such forward-looking statements are necessarily estimates reflecting the best judgment of ANB’s senior management based upon current information and involve a number of risks and uncertainties. Certain factors which could affect the accuracy of such forward-looking statements are identified in the public filings made by ANB with the Securities and Exchange Commission, and forward-looking statements contained in this press release or in other public statements of ANB or its senior management should be considered in light of those factors. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

Contacts:
John H. Holcomb, III Chairman of the Board and Chief Executive Officer Alabama National BanCorporation 205-583-3648	William E. Matthews, V Executive Vice President and Chief Financial Officer Alabama National BanCorporation 205-583-3650
Bruce Page Chief Executive Officer Cypress Bankshares, Inc. 386-445-9344	Jim Weite President Cypress Bankshares, Inc. 386-445-9344